Exhibit 99.1

COOLBRANDS INTERNATIONAL INC.

Confirmatory Meeting of the Shareholders of

CoolBrands International Inc. (“CoolBrands”)

March 20, 2006

REPORT ON VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Total Subordinate Voting Shares (SVS) Issued and Outstanding: 50,005,069

Total Multiple Voting Shares (MVS) Issued and Outstanding: 6,027,864

Matter Voted Upon	Outcome of Vote

1. Confirmation of special resolution approving the discontinuance of CoolBrands under the Companies Act (Nova Scotia) and the continuance of CoolBrands under the Canada Business Corporations Act, originally passed by shareholders of CoolBrands on February 27, 2006.

Carried by a show of hands
2. Confirmation of special resolution approving the share capital restructuring of CoolBrands, originally passed by shareholders of CoolBrands on February 27, 2006	Carried by a show of hands

No ballots were conducted on any matter.